SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ethan Allen Interiors Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

297602104
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 27 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297602104	SCHEDULE 13D	Page 2 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,074,894 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,074,894 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,074,894 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 297602104	SCHEDULE 13D	Page 3 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,074,894 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,074,894 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,074,894 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 297602104	SCHEDULE 13D	Page 4 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,074,894 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,074,894 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,074,894 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 297602104	SCHEDULE 13D	Page 5 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,074,894 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,074,894 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,074,894 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 297602104	SCHEDULE 13D	Page 6 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,970 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,970 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 278,970 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 297602104	SCHEDULE 13D	Page 7 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,970 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,970 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 278,970 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 297602104	SCHEDULE 13D	Page 8 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg Active Investment Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 278,970 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 278,970 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 278,970 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 297602104	SCHEDULE 13D	Page 9 of 27 Pages

1	NAME OF REPORTING PERSONS Merrill Lynch Investment Solutions SICAV (on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 193,898 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 193,898 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 193,898 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 297602104	SCHEDULE 13D	Page 10 of 27 Pages

1	NAME OF REPORTING PERSONS Castlerigg Equity Event and Arbitrage Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,092 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,092 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,092 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 297602104	SCHEDULE 13D	Page 11 of 27 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 193,898 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 193,898 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 193,898 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 297602104	SCHEDULE 13D	Page 12 of 27 Pages

1	NAME OF REPORTING PERSONS Pulteney Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,404 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,404 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,404 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 297602104	SCHEDULE 13D	Page 13 of 27 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,378,360 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,378,360 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,378,360 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 297602104	SCHEDULE 13D	Page 14 of 27 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,572,258 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,572,258 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,572,258 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 297602104	SCHEDULE 13D	Page 15 of 27 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Ethan Allen Interiors Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at Ethan Allen Drive, Danbury, CT 06811.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Castlerigg Master Investments, Ltd., a British Virgin Islands company (“Castlerigg Master Investment”); (ii) Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”); (iii) Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings”); (iv) Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company (“Castlerigg Offshore Holdings”); (v) Castlerigg Active Investment Fund, Ltd., a British Virgin Islands company (“CAI Fund”); (vi) Castlerigg Active Investment Intermediate Fund, L.P., a British Virgin Islands limited partnership (“CAI Intermediate”); (vii) Castlerigg Active Investment Master Fund, Ltd., a British Virgin Islands company (“CAI Master”); (viii) Merrill Lynch Investment Solutions SICAV, a société d’investissement à capital variable organized under the laws of the Grand-Duchy of Luxembourg (“MLIS”); (ix) Castlerigg Equity Event and Arbitrage Fund (“CEEAF”), a series of ALTMFX Trust, an investment company registered under section 8 of the Investment Company Act of 1940, as amended; (x) Sandell Investment Services, L.L.C., a Delaware limited liability company (“SIS”); (xi) Pulteney Street Partners, L.P., a Delaware limited partnership (“Pulteney Partners”); (xii) Sandell Asset Management Corp., a Cayman Islands exempted company (“SAMC”); and (xiii) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC (“Mr. Sandell” and together with Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CAI Fund, CAI Intermediate, CAI Master, MLIS, CEEAF, SIS, Pulteney Partners and SAMC, the “Reporting Persons”).

(b) The principal business address of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CAI Fund, CAI Intermediate and CAI Master is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The principal business address of Castlerigg Offshore Holdings is c/o Maples Fund Services (Cayman) Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of MLIS is c/o State Street Bank Luxembourg S.A., 49 avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. The principal business address of Pulteney Partners is 527 Madison Avenue, 6th Floor, New York, NY 10022. The principal business address of CEEAF is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600 Portland, Maine 04101. The principal business address of SIS, SAMC and Mr. Sandell is 540 Madison Ave., 36th Floor, New York, New York 10022.

(c) The principal business of SIS and SAMC is to provide investment management and advisory services to private individuals, institutions and funds. The principal business of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CAI Fund, CAI Intermediate, CAI Master, MLIS, CEEAF and Pulteney Partners is to invest in securities. The principal business of Mr. Sandell is to serve as Chief Executive Officer of SAMC and as Managing Member of SIS.

CUSIP No. 297602104	SCHEDULE 13D	Page 16 of 27 Pages

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CAI Fund, CAI Intermediate and CAI Master is a company formed under the laws of the British Virgin Islands. Each of Castlerigg Offshore Holdings and SAMC is a Cayman Islands exempted company. MLIS is an open-ended investment company, organized as a société d’investissement à capital variable under the laws of the Grand-Duchy of Luxembourg. CEEAF is a series of ALTMFX Trust, a Delaware statutory trust. Pulteney Partners is a Delaware limited partnership. SIS is a limited liability company incorporated in Delaware. Mr. Sandell is a citizen of Sweden.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer, general partner or managing member, as applicable, of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings,, CAI Fund, CAI Intermediate, CAI Master, MLIS, SIS, Pulteney Partners and SAMC is set forth in Schedule A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such entities or individuals owns any shares of Common Stock

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $43,673,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from (i) available working capital of Castlerigg Master Investment, for the shares of Common Stock held directly by it, (ii) available working capital of CAI Master, for the shares of Common Stock held directly by it, (iii) available working capital of MLIS, for the shares of Common Stock held directly by it, (iv) available working capital of CEEAF, for the shares of Common Stock held directly by it, (v) available working capital of Pulteney Partners, for the shares of Common Stock held directly by it, and (vi) margin borrowings described in the following sentence, for the shares of Common Stock held directly by Castlerigg Master Investment, CAI Master, MLIS and Pulteney Partners. Such Common Stock is or may be held from time to time by the Reporting Persons in margin accounts established by certain of the Reporting Persons with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 297602104	SCHEDULE 13D	Page 17 of 27 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons purchased the shares of Common Stock reported in this Schedule 13D because they believe that the Issuer’s stock is trading at a discount to its intrinsic value The Reporting Persons believe that the Issuer should retain an investment banking firm to explore financial alternatives available to the Issuer to enhance shareholder value, including a recapitalization and a monetization of the Issuer’s real estate holdings or a sale to a private equity firm or other suitable buyer.  The Reporting Persons are considering nominating a slate of director candidates to stand for election at the Issuer’s 2015 annual meeting of shareholders, which the Issuer has indicated it will hold on November 24, 2015.  The Reporting Persons have had and expect to continue to have discussions with the Issuer’s management and board of directors (“Board”), other shareholders of the Issuer and other third parties regarding these matters.  Representatives of the Reporting Persons may also from time to time engage in discussions with the Issuer’s management and Board, other shareholders of the Issuer, and other relevant parties relating to the Issuer’s business, operations, strategy, governance, future plans and related matters.

On August 14, 2015, SAMC sent a letter to Farooq Kathwari, Chairman and CEO of the Issuer, and issued a press release disclosing the letter (the “August 14 Press Release”), in which SAMC stated its belief that the Issuer's stock is trading at a discount to its intrinsic value and that the Issuer has underperformed its publicly-traded peers.  In the August 14 Press Release, SAMC described the alternatives set forth above which it believes are available to the Issuer to enhance shareholder value. The foregoing summary of the August 14 Press Release is qualified in its entirety by reference to the full text of the August 14 Press Release, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other securities of the Issuer (collectively, “Securities”), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,572,258 shares of Common Stock, constituting approximately 5.5% of the Issuer’s currently outstanding Common Stock. The percentage of shares of Common Stock reported herein are based upon the 28,407,119 shares of Common Stock outstanding as of July 31, 2015, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on August 12, 2015.

CUSIP No. 297602104	SCHEDULE 13D	Page 18 of 27 Pages

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. By virtue of investment management agreements with Castlerigg Master Investment, CAI Master and Pulteney Partners and an advisory agreement with CEEAF, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the shares of Common Stock beneficially owned by Castlerigg Master Investment, CAI Master, CEEAF and Pulteney Partners. By virtue of an investment management agreement with MLIS, SIS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the shares of Common Stock beneficially owned by MLIS. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

Other than such joint filing agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
1	August 14 Press Release
2	Joint Filing Agreement, dated August 18, 2015.

CUSIP No. 297602104	SCHEDULE 13D	Page 19 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2015

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 297602104	SCHEDULE 13D	Page 20 of 27 Pages

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 297602104	SCHEDULE 13D	Page 21 of 27 Pages

MERRILL LYNCH INVESTMENT SOLUTIONS SICAV, an umbrella fund with segregated liability between sub-funds, acting for and on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

ALTMFX TRUST, an open-end, management investment company, acting for and on behalf of Castlerigg Equity Event and Arbitrage Fund

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

PULTENEY STREET PARTNERS, LP

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 297602104	SCHEDULE 13D	Page 22 of 27 Pages

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 297602104	SCHEDULE 13D	Page 23 of 27 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CASTLERIGG MASTER INVESTMENT, CASTLERIGG INTERNATIONAL AND CASTLERIGG HOLDINGS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of Castlerigg Master Investment, Castlerigg International and Castlerigg Holdings.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund director	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Partner, Notz Stucki Asset Managers	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CASTLERIGG OFFSHORE HOLDINGS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg Offshore Holdings.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Adam Hoffman	Director	United States	Legal Counsel of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

CAI INTERMEDIATE

The following sets forth the name, position, business address and citizenship of the general partner of each of CAI Intermediate. The managing member of Sandell Advisors, L.L.C. is Thomas E. Sandell.

Name	Position	Citizenship	Business Address
Sandell Advisors, L.L.C.	General Partner	Delaware	540 Madison Ave., 36th Floor, New York, New York 10022

CUSIP No. 297602104	SCHEDULE 13D	Page 24 of 27 Pages

CAI FUND AND CAI MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of CAI Fund and CAI Master.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund Director	540 Madison Ave., 36th Floor, New York, New York 10022
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

MLIS

The following sets forth the name, position, principal occupation, business address and citizenship of each director and dirigeant of MLIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Jean-Claude Wolter	Director	Luxembourg	Honorary Lawyer	11B Boulevard Joseph II, L-1840 Luxembourg
Jocelyn Kiefe	Director	France	Director	Fund Solutions Group, Merrill Capital Markets (France) S.A.S., 112 avenue Kléber, 75116 Paris, France
Paul Guillaume	Director	Luxembourg	Managing Partner	Altra Partners S.A., 370, Route de Longwy, L-1940, Luxembourg
Raymond Blokland	Director	Netherlands	Managing Director	Merrill Lynch International, 33 rue du Puits Romain , L-8070 Bertrange, Luxembourg
Paul Holmes	Director	United Kingdom	Head of Distribution of Fund Solutions Group	Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, UK
Miriam Muller	Director	Ireland	Head of Product Development of Fund Solutions Group	Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, UK
Bertram Welsch	Dirigeant	Germany	Director	Caso Asset Management S.A., European Bank & Business Centre, 6B, route de Treves, L-2633 Senningerberg, Luxembourg
Thomas Nummer	Dirigeant	Germany	Managing Director	Carne Global Financial Services Luxembourg S.à.r.l, European Bank and Business Centre, 6B route de Trèves – L-2633 Senningerberg, Luxembourg

CUSIP No. 297602104	SCHEDULE 13D	Page 25 of 27 Pages

PULTENEY PARTNERS

The following sets forth the name, position, citizenship and business address of the general partner of Pulteney Partners. The managing member of Pulteney Street, G.P., LLC is Sean McCooey, a United States citizen.

Name	Position	Citizenship	Business Address
Pulteney Street, G.P., LLC	General Partner	Delaware	527 Madison Avenue, 6th Floor, New York, NY 10022

SIS

The following sets forth the name, position, citizenship, principal occupation and business address of the sole managing member of SIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

SAMC

The following sets forth the name, position, principal occupation, business address and citizenship of each director and executive officer of SAMC.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director and Chief Executive Officer	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Adam Hoffman	Chief Compliance Officer	United States	Legal Counsel at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Borenstein	Chief Financial Officer	United States	Chief Financial Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Alejandro Mazier	Senior Managing Director	United States	Senior Managing Director at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

CUSIP No. 297602104	SCHEDULE 13D	Page 26 of 27 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in shares of Common Stock that were effectuated by the Reporting Persons in the last 60 days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

CAI Master

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
6/17/15	(1,000)	28.05
6/17/15	1,000	28.05
7/13/15	4,300	29.16
7/14/15	8,760	29.65
7/15/15	1,420	29.76
7/29/15	46,331	30.07
7/30/15	22,480	30.58
7/31/15	9,419	30.40
8/3/15	10,220	29.87
8/4/15	11,400	29.81
8/5/15	13,145	30.39
8/6/15	16,100	29.98
8/7/15	11,160	30.15
8/10/15	24,405	30.93
8/12/15	16,270	30.43
8/13/15	16,230	31.03

Castlerigg Master Investment

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
06/17/15	98,836	26.56
07/13/15	27,537	29.16
07/14/15	56,088	29.65
07/15/15	9,130	29.76
07/29/15	6,780	30.07
07/30/15	3,290	30.58
07/31/15	1,380	30.40
08/03/15	1,490	29.87
08/04/15	1,670	29.81
08/05/15	1,920	30.39
08/06/15	2,350	29.98
08/07/15	1,630	30.15
08/10/15	3,570	30.93
08/12/15	62,693	30.43
08/13/15	62,540	31.03

CUSIP No. 297602104	SCHEDULE 13D	Page 27 of 27 Pages

MLIS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/13/15	6,570	29.16
07/13/15	-1,500	28.67
07/14/15	13,370	29.65
07/15/15	2,180	29.76
07/29/15	5,830	30.07
07/30/15	2,830	30.58
07/31/15	1,180	30.40
08/03/15	1,290	29.87
08/04/15	1,430	29.81
08/05/15	1,650	30.39
08/06/15	2,030	29.98
08/07/15	1,410	30.15
08/10/15	3,070	30.93
08/12/15	11,310	30.43
08/13/15	11,283	31.03

Pulteney Partners

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/13/15	290	29.16
07/14/15	580	29.65
07/15/15	90	29.76